Exhibit 99.1

BAYTEX ANNOUNCES MANAGEMENT APPOINTMENTS

CALGARY, ALBERTA (March 17, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that after eight years of service, W. Derek Aylesworth, the company’s Chief Financial Officer, has advised that he intends to retire in June 2014. The Board of Directors are pleased to announce the hiring of Mr. Rodney D. Gray to succeed Mr. Aylesworth upon his retirement. Mr. Gray will join Baytex in April 2014.

Mr. Gray joins Baytex with over twenty years’ experience in the oil and gas industry. For the past nine months, Mr. Gray held the position of Chief Financial Officer for an industrial services company. Prior thereto, he spent eleven years with an intermediate oil and gas producer with operations in Canada and the United States, the last eight of which were in the role of Vice President, Finance, where areas of responsibility included corporate reporting, treasury and capital markets, operational accounting, business analysis, risk management and insurance.

Mr. Gray is a Chartered Accountant and has a Bachelor of Commerce degree with Honours from Queen's University. He is very active in the community having been involved with several charitable organizations and is a current board member of the United Way of Calgary.

James Bowzer, President and Chief Executive Officer, commented, “We are sad to see Derek leave, but we wish him all the best in retirement. To ensure an orderly transition, Derek will remain engaged through the release of our first quarter results and the closing of the acquisition of Aurora Oil & Gas Limited. We are excited to have Rod join Baytex. He has a very strong accounting and financial background in the oil and gas industry and we look forward to his many contributions.”

Commensurate with the growth and expansion of our company’s operations, the Board of Directors is also pleased to announce the following promotions to advance the overall management of Baytex’s financial and corporate affairs.

Mr. Brian Ector is being promoted to Vice President, Capital Markets. Mr. Ector joined Baytex in 2009 and has been responsible for the significant enhancement of our investor relations program. Mr. Ector has a Bachelor of Commerce degree from the University of Calgary and holds the Chartered Financial Analyst designation. In his expanded role, he will report directly to the Chief Executive Officer.

Mr. Neal Halstead is being promoted to Vice President, Finance and Controller. Mr. Halstead joined Baytex in May 2013 as Controller and is responsible for Baytex's financial reporting and compliance, internal controls and operational accounting. Mr. Halstead has over 20 years of experience in the Canadian and international oil and gas industry and holds a Bachelor of Commerce degree from the University of Saskatchewan and is a Chartered Accountant.

Exhibit 99.1

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com